UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2022

Rentberry, Inc.

Delaware	47-4933743
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Rentberry, Inc

201 Spear Street, Suite 1100

San Francisco, CA 94105
(Full mailing address of principal executive offices)

(415) 795-7171

(Issuer’s telephone number, including area code)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this report, the term “Rentberry,” “we,” “us,” “our,” or “the Company” refers to Rentberry, Inc. and our subsidiaries on a consolidated basis. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022. The financial statements included in this filing as of and for the six months ended June 30, 2022 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

Rentberry Inc. (the “Company”) was incorporated under the laws of the State of Delaware on August 28, 2015 with the headquarters in San Francisco, California. Rentberry has developed the closed-loop home rental platform that makes the long-term leasing process transparent and efficient by eliminating the hassle of paper applications, paper credit reports, face-to-face negotiations and paper checks. Additionally, our platform automates all the standard rental tasks from submitting personal information, customer offers and eSigning the rental agreement. We are also developing other third-party services and products for our platform as we recently entered into an agreement with Sure Inc. to offer rental insurance.

In its next phase, the Company plans to develop a new type of mid-term residential rental market and offer a new “Flexible Living” solution to the tenants. As part of this goal, the Company plans to acquire properties throughout the United States, including Austin, Los Angeles, Miami, Chicago and Boston, which the Company anticipates listing as mid-term rental properties, having leases of minimum three months and maximum of one year, on its platform. The Company also expects to acquire properties in the United Kingdom, Australia, New Zealand, France, Germany, Portugal, Italy, Spain, Ukraine, China, South Korea and other countries in Europe and Asia to serve as mid-term rental properties on the Rentberry platform. See “Use of Proceeds.”

Over the past years Rentberry concentrated on its brand recognition and user growth. At the same time, the Company successfully tested various monetization channels. Throughout 2023, Rentberry plans to start fully monetizing its platform and functionality. To date, the Company has been primarily funded through offerings of securities.

The Company’s operating expenses consist of general and administrative expenses and selling and marketing expenses. Our general and administrative expenses include team salaries, office rent, servers and other similar type of expenses. Our selling and marketing expenses include social media advertising, salaries and google ads and other similar type of expenses.

Our ability to continue as a going concern is dependent on the Company’s ability to grow its revenue and generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its shareholders or other sources, as may be required. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises the risk that the Company may not continue as a going concern.

These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Operating Results

Revenue

For the periods ending June 30, 2022 (“Interim 2022”), the Company had revenue from operations of $119,754 compared to revenue from operations of $32,116 for the six month period ended June 30, 2021 (“Interim 2021”). The Company’s revenue to date has largely come from testing various monetization channels on the platform, and the increase represents wider usage of our platforms.

Operating Expenses

The Company’s total operating expenses increased to $1,585,492 for Interim 2022 compared with $1,285,050 for Interim 2021. The primary drivers of the increase were:

●	a $46,185 increase in general and administrative expenses due to increase in salaries and expenses related to our Reg A+ offering; and

●	a $254,257 increase in selling and marketing related to the increase in social media ads, such as Facebook and Twitter, as well as Google Ads.

Overall we experienced a Net Loss of $1467,447 for Interim 2022 compared to $1,266,641 for Interim 2021.

Seasonality

Our business is affected by the general seasonal trends common to the residential rental market. We have observed increased traffic during the winter months of November, December and January. We have also observed increased traffic on our platform during the summer months from June through September as families and students seek housing before the start of the school year. We recognize that in the future seasonality may adversely affect our business and cause our results of operations to fluctuate and, depending on our financial circumstances, we may need to seek additional financing to fund operations during seasonal lows.

Liquidity and Capital Resources

The Company’s current strategic initiatives require substantial capital. Management anticipates needing significant funds to continue developing our platform, monetizing its features, marketing our services and raising our profile through advertising and social media. We may seek to raise any necessary additional funds through equity or debt financings or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Cash and Cash Equivalents

As at June 30, 2022 and December 31, 2021, the Company had $3,269,442 and $2,577,803 in cash and cash equivalents. The increase of $691,639 during Interim 2022 was due to the funds raised via Reg A+. We believe current capital will be able to fund operations for the next 24 months. The Company intends to use it for the salaries for current employees to cover engineering and business development, marketing, paying servers and Google (for utilizing their Google Maps API).  For the remainder of 2022, we anticipate our average burn rate will be $260,000 per month.

The Company is currently raising money under a Regulation A Offering (see “Sources of Liquidity” below). Most of the incremental funds raised after 25% and after 75% will be used to potentially acquire properties, which we believe will increase our long-term prospects but decrease our runway if we do not have other sources of income.

Fixed Assets

During fiscal year ended December 31, 2021, the Company acquired an apartment in Kyiv, Ukraine for $465,000 which is carried as an asset on our balance at $457,548. The current conflict in Ukraine may have a material and negative impact on the value of that property, which may include destruction of the property, rendering it useless due to the conflict or the nationalization of the property by a government entity. In such events, such devaluation of the property or the total loss of value of the property could materially harm the Company’s results of operations, cash flows, and financial condition.

Sources of Liquidity

We have reduced Net cash used in operating activities to $601,130 for Interim 2022 compared to $1,189,559 for Interim 2021. However, there has been a substantial increase in cash flows related to credit cards to $1,000,882 for Interim 2022 from $79,486 for Interim 2021. We have been using cash available through our credit cards for all marketing activities for Reg A+ (this includes all internet ads, as well as all social media marketing), as well as daily business activities, such as Amazon servers and various subscriptions.

We also saw a significant change in deferred revenue to $0 for Interim 2022 from $890,280 for Interim 2021 as we don’t expect to collect funds that are owed to Rentberry by a third-party service provider.

To date the Company has been financed by the proceeds of its offerings of securities. As of September 21, 2022, the Company has raised approximately $7,620,651 in gross proceeds through the sale of our Common Stock in our Regulation A offering. We have used the proceeds for the business operations, marketing, business development (including expanding into the new countries), and for marketing initiatives. The Company plans on doing another Reg CF and Reg A+ within the next 12 months.

Trend Information

Our primary goal is to acquire properties that the Company can offer as available for mid-term rental duration on our platform, add services that monetize our platform, and grow our monthly active users. We view the COVID-19 pandemic as a significant event in terms of our growth and the development of our platform services. As discussed in “Risk Factors,” we view COVID-19 as potentially helping our business model of contact free rental services. We also view the ability to rent mid-term properties that are already furnished, without having to commit to a longer than one-year lease, as allowing people to easily move away from hotspots or uncomfortable climates and environments. However, COVID-19 may also cause people to decide that traveling from part of the country to another is too risky or that leaving the comfort of their current location is not desirable during a pandemic. Once the pandemic ends, people may alter their behavior and contact free renting may not be as important. Furthermore, employers may no longer want their employees to work from home after the end of the pandemic. Such a decision might result in people preferring traditional long-term leases or home ownership. We are unable to predict the duration and magnitude of this impact going forward.

Item 2. Other Information

None.

RENTBERRY , INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

RENTBERRY , INC.

BALANCE SHEET

UNAUDITED

As of June 30, 2022, and December 31, 2021

See Notes to the Financial Statements

	June 30, 2022 (Unaudited)	December 31, 2021 (Audited)
ASSETS
Current Assets
Cash and cash equivalents	$3,269,442	$2,577,803
Accounts receivable	581,054	0
Accounts receivable – shareholders	106,619	115,000
Prepaid expenses	317,365	182,800
Total current assets	2,193,426	2,875,603

Fixed assets, net of accumulated depreciation	457,548	457,548
Intangible assets, net of accumulated amortization	216,813	216,813
Security deposit	26,666	26,666

Total Assets	$4,975,507	$3,576,630

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$0	$15,368
Credit cards	1,016,250	0
Total current liabilities	0	15,368

SAFE notes	0	0

Total Liabilities	1,016,250	15,368

STOCKHOLDERS’ EQUITY

Common Stock	3,374	3,374
Additional paid-in capital	14,190,298	12,430,181
Retained deficit	(10,234,582)	(8,872,467)
Accumulated Other Comprehensive Income	174	174
Total Stockholders’ Equity	3,959,264	3,561,269

Non-controlling interest	(7)	(7)

Total Liabilities and Stockholders’ Equity	$4,975,507	$3,576,630

See the accompanying notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.

UNAUDITED

STATEMENT OF OPERATIONS

For Six-Month Periods Ending June 30, 2022, and June 30, 2021

See Notes to the Financial Statements

	Six-month period ending June 30, 2022	Six-month period ending June 30, 2021

Revenues	$119,754	$32,116

Operating expenses
General and administrative	1,202,058	1,155,873
Selling and marketing	383,434	129,177
Total operating expenses	1,585,492	1,285,050

Net Operating Loss	(1,465,739)	(1,252,934)

Interest income (expense), net	714	(267)
Depreciation and amortization (expense)	0	(7,496)
Other income (expense)	0	8,640

Tax (provision) benefit	(2,422)	0

Net Loss	$(1,467,447)	$(1,266,641)

Basic earnings per share	(0.04)	(0.04)
Diluted earnings per share	(0.04)	(0.04)

Other comprehensive income
Unrealized loss on investments in cryptocurrency	0	0

Total comprehensive loss	$(1,467,447)	$(1,266,641)

In the opinion  of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

See the accompanying  notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.

UNAUDITED

STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIT

For the Six-month Period Ending June 30, 2022, and the Year Ending December 31, 2021

See Notes to the Financial Statements

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Total Stockholders'	Non-controlling
	Shares	Value	Capital	Income (Loss)	Deficit	Equity	Interest	Total
Balance as of December 31, 2020	28,779,514	$2,947	$7,638,372	$433	$(4,074,856)	$3,566,896	$(4)	$3,566,892
Other comprehensive income				(259)		(259)	(3)	(262)
Issuance of common stock (Reg A issuances and conversion of SAFE instruments)	4,271,679	427	4,791,809			4,792,236		4,792,236
Net loss					(4,797,604)	(4,797,604)		(4,797,604)
Balance as of June 30, 2021	28,779,514	$2,947	$7,638,372	$433	$(3,951,647)	$3,690,101	$(4)
Balance as of December 31, 2021	33,051,193	$3,374	$12,430,181	$174	$(8,872,460)	$3,561,269	$(7)	$3,561,262
Issuance of common stock (Reg A issuances and conversion of SAFE instruments)			1,865,442			1,865,442		1,865,442
Net loss					(1,467,447)	(1,467,447)		(1,467,447)
Balance as of June 30, 2022	33,051,193	$3,374	$14,982,876	$174	$(10,334,136)	$3,959,264	$(7)	$3,959,257

See the accompanying  notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.

UNAUDITED

STATEMENT OF CASH FLOWS

For Six-Month Periods Ending June 30, 2022, and 2021

See Accompanying Notes to the Financial Statements

	June 30, 2022	June 30, 2021

Cash Flows from Operating Activities
Comprehensive Income (Loss)	$(1,467,447)	$(1,168,191)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Add depreciation and amortization	0	7,496
Changes to operating assets and liabilities
(Increase) Decrease in accounts receivable	(581,054)	1,905
(Increase) Decrease in prepaid expenses	(134,565)	(63,727)
Increase (Decrease) in accounts payable	0	(46,528)
Increase (Decrease) in credit cards	1,000,882	79,486
Increase (Decrease) in deferred revenue	0	890,280
Net cash used in operating activities	(1,182,184)	(1,189,559)

Cash Flows from Investing Activities
(Acquisition) of fixed and intangible assets	0	(465,000)
Sale / (purchase) of other assets	0	874
(Increase) Decrease in investments		0
Cash loaned to shareholders	8,381	(48,531)
Net cash provided by investing activities	(2,072,673)	(512,657)

Cash Flows from Financing Activities
Proceeds from PPP loan	0	63,636
Proceeds from SAFE instruments	0	0
Proceeds from the issuance of stock, net	1,865,442	1,017,985
Proceeds from treasury stock	0	0
Net cash provided by financing activities	1,865,442	1,081,621

Net change in cash and cash equivalents	691,639	(620,701)

Cash and cash equivalents at beginning of period	2,577,803	2,354,984
Cash and cash equivalents at end of period	$3,269,442	$1,734,283

See the accompanying  notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.

UNAUDITED

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIODS ENDED JUNE 30, 2022 AND JUNE 30, 2021

NOTE 1 – NATURE OF OPERATIONS

Rentberry Inc. was incorporated under the laws of the State of Delaware on August 28, 2015 and has offices in San Francisco, California, and the Ukraine. Rentberry, Inc. is a home rental platform offering decentralized, global, long term rental solutions for tenants and landlords. The platform offers a transparent application process, a crowd sourced security deposit network, instant rent payments, e-signing of rental agreements and credit reports. The Company is still in the testing phases and its activities are subject to significant risks and uncertainties, including the ability to secure additional funding to continue to develop the platforms that will attract users.

Floorly, Inc. was incorporated under the laws of the State of Delaware on January 13, 2020 with the intent of taking Rentberry, lnc.'s platform and applying it to commercial space.

Happy Seniors, Inc. was incorporated under the laws of the State of Delaware on February 25, 2020 with the intent of taking Rentberry, lnc.'s platform and applying it to senior living space.

Going Concern

These financial statements are prepared on a going concern basis. Since inception, the Company has relied on raising securities to fund its operations. As of June 30, 2022, the Company had an accumulated deficit and may incur additional losses prior to generating income. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities and from the issuance of convertible notes or equity. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The consolidated financial statements include the accounts of 1) Rentberry, Inc, 2) Floorly, Inc., and 3) Happy Seniors, Inc. (collectively, the "Company"). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Happy Seniors, Inc. are wholly owned subsidiaries of Rentberry, Inc. while Floorly, Inc. is majority owned at 99%.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies and derivative and warrant liabilities.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, changes in consumer taste and other macroeconomic factors such as the ongoing COVID-19 pandemic and economic uncertainty. These adverse conditions could affect the Company's financial condition and the results of its operations.

Additionally, the Company has material operations located in Ukraine where current military actions are taking place. This poses additional risks to the Company’s people and assets that are outside the Company’s control.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2022 and December 31, 2021, the Company had $3,269,442 and $2,577,803 of cash and cash equivalents on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from five to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

In 2021, the Company acquired fixed assets totaling $570,000.

Intangible Assets

The Company applied for and received a patent in 2017 and has capitalized the cost associated with obtaining the patent. The cost of the patent is being amortized over its legal live which is 20 years on a straight-line basis.

The Company capitalizes the costs of acquiring trademarks and amortizes those costs over their legal life which is 10 years on a straight-line basis.

The Company capitalizes the costs to acquire domain names which are not being amortized.

Amortization expense for the six-month periods ended June 30, 2022 and 2021 was $0 and $5,863, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in the six-month periods ending on June 30, 2022, and 2021.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

1.	Identify the contract with the customer
2.	Identify the performance obligations within the contract
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligations
5.	Recognize revenue when (or as) the performance obligations are satisfied

The Company is currently recognizing revenue from applications and credit reports when booking a property on a transactional basis. The Company also generates revenue from partnering with other companies for leads and advertising revenue.

Accounts Receivable, Net

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

In 2021, the Company wrote off $892,185 of accounts receivable based on the collectability.

Advertising

The Company expenses advertising costs as they are incurred, which are included in sales and marketing. Advertising expenses amounted to $357,534 and $125,997 for the six-month periods ending June 30, 2022 and 2021, respectively.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2021 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 (“TJCA”), net operating losses can be carried forward indefinitely. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in the six-month periods ending June 30, 2022, and 2021.

NOTE 4 – STOCKHOLDERS’ EQUITY

As of June, 30, 2022, the Company has authorized 50,000,000 shares of common stock, with a par value of $0.001 per share. Of those authorized, 33,051,193 shares have been issued and are outstanding.

In 2021, the Company issued approximately 4 million shares of common stock in a securities offering exempt from registration under Regulation A in exchange for approximately $3.4 million in cash, net of offering costs.

NOTE 5 – SAFES AND DEBT

Simple Agreements for Future Equity (“SAFE”) Instruments

The Company has issued safe agreements in 2019 for a total of $2,115,000 which gave the holders of the safe agreements rights to certain shares of the Company's stock at a discount rate of 20% and a pre-money valuation cap of $9,000,000. The safe agreements converted to 4,648,868 shares of common stock in the Company on December 31, 2020.

In June 2020, the Company issued additional safe agreements under offerings conducted under Regulation D and CF which gives the holders of the SAFE agreements rights to certain shares of the Company's stock at a discount rate of 20% and a pre-money valuation cap of $9,000,000. It also allowed for an early bird discount rate of 20% and a pre-money valuation of $7,000,000. The total amount raised under Reg D was $742,740 and CF was $1,070,000. The safe agreements converted to 2,148,588 and 2,294,721 shares under Reg D and CF, respectively, as of December 31, 2020.

Total SAFE agreements as of December 31, 2020 was $0 subsequent to the conversions.

In 2021, the Company issued an additional SAFEs in the amount of $1,935,936 at a 20% discount rate and a pre-money valuation of $15,000,000. Those SAFE agreements converted to shares of common stock in the Company on December 31, 2021.

Total SAFE agreements as of December 31, 2021 was $0 subsequent to the conversions.

Paycheck Protection Program (“PPP”) Loan Payable

During the year ended December 31, 2020, the Company applied for and received a $63,636 PPP loan as part of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. During the year, the Company has applied for loan forgiveness in line with the terms permitted and received a formal acknowledgement that the loan was forgiven in full during the year.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – MATERIAL ADJUSTMENTS IN ESTIMATES USED IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In the course of preparing the 2021 financial statements, the Company reevaluated the likelihood and value of its deferred tax asset that had been recognized with a balance as of December 31, 2020 of $1,394,924. Due to the uncertainty of its use in the future, the Company is correcting its previous estimate by reducing this asset and the retained earnings of the Company by $1,394,924. This change in estimate is being presented retrospectively in all periods presented herein.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company anticipates conducting offerings in 2022 and selling additional securities in offerings intending to be exempt from registration under the Securities Act. The Regulation A offering is ongoing and as of September 2022, the Company had raised over $8 million in equity.

Management’s Evaluation

Management has evaluated subsequent events through September 21, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Item 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation(1)

2.2	Amended Bylaws(1)

4	Form of Subscription Agreement(1)

5.1	Form of 2020 SAFE Note and Voting Agreement(1)

5.2	Form of 2019 SAFE Note and Voting Agreement(1)

5.3	Stockholders’ Agreement(1)

5.4	Form of 2021 SAFE Note and Voting Agreement(1)

6.1	2020 Employment Agreement of Oleksiy Lyubynskyy(1)

6.2	2020 Employment Agreement of Denys Golubovskyi(1)

6.3	2020 Employment Agreement of Oleksandr Kotovskov(1)

6.4	Equity Grant to Denys Golubovskyi(1)

6.5	Equity Grant to Oleksandr Kotovskov(1)

6.6	Stock Purchase Agreement of Oleksiy Lyubynskyy (August 2015)(1)

6.7	Amendment No. 1 to Stock Purchase Agreement of Oleksiy Lyubynskyy (October 2015)(1)

6.8	Stock Purchase Agreement of Denys Golubovskyi (June 2016)(1)

6.9	Amendment No. 1 to Stock Purchase Agreement of Denys Golubovskyi (November 2018)(1)

6.10	Stock Purchase Agreement of Oleksandr Kotovskov (June 2016)(1)

6.11	Amendment No. 1 to Stock Purchase Agreement of Oleksandr Kotovskov (November 2018)(1)

6.12	Marketing Agreement with Sure HIIS Insurance Services, LLC(1)

6.13	Employment Agreement of Liliia Ostapchuk (2019)(1)

6.14	Stock Purchase Agreement of Denys Golubovskyi (Nov. 2020)(1)

6.15	Stock Purchase Agreement of Oleksandr Kotovskov (Nov. 2020)(1)

6.16	Transaction Bonus Plan(1)

6.17	Additional Employment Agreement (Denys Golubovskyi)(1)

6.18	Additional Employment Agreement (Oleksandr Kotovskov)(1)

6.19	Loan Agreement (Sept. 15, 2021)(2) +

6.20	Employment Agreement of Oleksandr Kotovskov (Oct. 2021)(2)+

8	Prime Trust, LLC Escrow Agreement(1)

(1)	Previously filed with the Company’s Offering Statement on Form 1-A (File No. 024-11437).

(2)	Previously filed with the Company’s Annual Report on Form 1-K (filed May 2, 2022).

+	Portion of the exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENTBERRY INC.

By	/s/ Oleksiy Lyubynskyy
Name:	Oleksiy Lyubynskyy
Title:	Chief Executive Officer
Date:	September 27, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Oleksiy Lyubynskyy	Date: September 27, 2022
Oleksiy Lyubynskyy
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer